LEGACY
HOTELS
[redacted] NT TRUST

File No. 82-34729

SUPPL

07020249

January 8, 2007

SEC MAIL PROCESSING RECEIVED
JAN - 9 2007
WASH, D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of January 8, 2007

- **Legacy Hotels Real Estate Investment Trust Announces Fourth Quarter Financial Results Release Date**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
JAN 1 6 2007 E
THOMSON
FINANCIAL

Dlw 1/11

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Paula A. McMullan
Secretary

Enclosure

File No. 82-34729

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES FOURTH QUARTER FINANCIAL RESULTS RELEASE DATE

TORONTO, January 8, 2007 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its fourth quarter financial results on February 22, 2007 to be followed by a conference call at 2:00 p.m. (Eastern Time).

Investors are invited to access the call by dialing 416-641-6105 or 1-866-696-5895. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to March 1, 2007. To access this recording, please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3209621.

A live audio webcast of this conference call will also be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until the next quarterly financial results conference call.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: 1-416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca